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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9

                     SOLICITATION /RECOMMENDATION STATEMENT
                           UNDER SECTION 14(d)(4) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                             DAVE & BUSTER'S, INC.
                           (Name of Subject Company)

                             ---------------------

                             DAVE & BUSTER'S, INC.
                      (Name of Person(s) Filing Statement)

                             ---------------------

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                             ---------------------

                                   23833N104
                     (CUSIP Number of Class of Securities)

                             ---------------------

                                 JOHN S. DAVIS
                       VICE PRESIDENT AND GENERAL COUNSEL
                             DAVE & BUSTER'S, INC.
                               2481 MANANA DRIVE
                              DALLAS, TEXAS 75220
                                 (214) 357-9588
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on behalf of the Person(s) Filing Statement)

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

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ITEM 1.  SUBJECT COMPANY INFORMATION

     Dave & Buster's, Inc., a Missouri corporation (the "Company"), is the subject company. The principal executive offices of the Company are located at 2481 Manana Drive, Dallas, Texas 75220, and its telephone number is 214-357-9588.

     The title of the class of equity securities to which this Statement relates is the common stock, $0.01 par value per share (the "Common Stock"), of the Company, together with associated rights as described in ITEM 2 below. As of May 30, 2002, there were 13,269,611 shares of Common Stock issued and outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF THE FILING PERSON

     The Company is the filing person. The principal executive offices and telephone number of the Company are set forth in ITEM 1 above, which information is incorporated by reference. The Company's website address is www.daveandbusters.com. None of the information on the Company's website should be deemed to be incorporated by reference in this Statement.

     This Statement relates to a tender offer by D&B Acquisition Sub, Inc., a Missouri corporation (the "Purchaser"), which is a wholly owned subsidiary of D&B Holdings I, Inc., a Delaware corporation (the "Parent"), to purchase all of the issued and outstanding shares of Common Stock of the Company, together with the associated rights issued pursuant to the Amended and Restated Rights Agreement, dated as of September 22, 1999, between the Company and ChaseMellon Shareholder Services, L.L.C. as Rights Agent (which we refer to collectively as the "Shares") at a price of $12.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 4, 2002 (the "Offer to Purchase"), and the accompanying Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Offer is also described in the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by the Purchaser with the Securities and Exchange Commission on June 4, 2002.

     Purchaser is making the Offer pursuant to an Agreement and Plan of Merger, dated as of May 30, 2002, by and among Purchaser, Parent and the Company (the "Merger Agreement"). The Offer is conditioned on, among other things, there being validly tendered and not withdrawn by the expiration of the Offer a number of Shares which would represent at least 80% of the total Shares of Common Stock that are issued and outstanding on the date of purchase (the "Minimum Tender Condition"). In addition, the Merger Agreement provides, among other things, that upon the terms and subject to the conditions contained therein, in accordance with the General and Business Corporation Law of the State of Missouri (the "Missouri BCL"), Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time, other than Shares owned by the Company, Parent or Purchaser, or any wholly-owned subsidiary of the Company or Parent, and other than Shares held by persons who exercise their dissenters rights under Section 351.455 of the Missouri BCL, will be converted pursuant to the Merger into the right to receive, upon the surrender of the certificate formerly representing such Share, $12.00 in cash without interest thereon. The Merger Agreement is filed as Exhibit (e)(2) hereto, and is incorporated herein by reference.

     The Merger Agreement, and the transactions contemplated thereby (including the Offer and the Merger), was negotiated and approved by a special committee of independent members of the Company's Board of Directors comprised of Mark A. Levy, Christopher C. Maguire and Peter A. Edison (the "Special Committee"). The Board of Directors of the Company, acting in part upon the recommendation the Special Committee, has by unanimous vote (i) determined that the Offer, the Merger and the Merger Agreement are fair from a financial point of view to, and in the best interests of, the shareholders of the Company, (ii) approved the Offer, the Merger and the Merger Agreement, and the Support and Exchange Agreement (defined below),and (iii) recommended that the shareholders of the Company accept the Offer and tender their Shares pursuant thereto.

     Pursuant to a Support and Exchange Agreement dated as of May 30, 2002 (the "Support and Exchange Agreement"), and form of the Stockholder Agreement attached as an exhibit thereto (the "Stockholder Agreement"), it is contemplated that the beneficial owners of the capital stock of Parent will be affiliates of Investcorp S.A. ("Investcorp"), certain other investors organized by Investcorp, David O. Corriveau, James W. Corley, Walter S. Henrion and William C. Hammett, Jr. Messrs. Corriveau and Corley are the co-founders of the Company and serve as executive officers and directors of the Company. Mr. Henrion is a director of the Company, and Mr. Hammett is an executive officer of the Company.

     The Schedule TO states that the principal business address of Purchaser and Parent is c/o Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, New York 10166, and its telephone number is 212-351-4000.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Except as described in this Statement or on pages 2 through 10 of the Company's Proxy Statement dated May 3, 2002 for the Annual Meeting of Stockholders to be held on June 11, 2002 (the "Proxy Statement"), the Company has no material contract, agreement, arrangement or understanding or actual or potential conflicts of interest between it and (i) its affiliates and its executive officers, directors or affiliates, or (ii) Parent, Purchaser or any of their respective executive officers, directors or affiliates.

     (a) Agreements Between the Company and Purchaser or Affiliates of
Purchaser.

     Merger Agreement. A summary of the material provisions of the Merger Agreement is included in Section 12 of the Offer to Purchase filed as Exhibit
(a)(1) hereto, and is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit
(e)(2) hereto and is incorporated herein by reference.

     Investcorp Guarantee. Pursuant to a guarantee entered into on May 30, 2002 by Investcorp Bank E.C. for the benefit of the Company, Investcorp Bank E.C. has guaranteed performance by Parent and Purchaser of their respective obligations under the Merger Agreement.

     Confidentiality Agreement. On March 26, 2002, the Company and Investcorp International Inc. entered into a Confidentiality Agreement in connection with the due diligence review of the Company's business. The Confidentiality Agreement provides (among other things) that Investcorp International Inc. (i) would not use the Evaluation Materials (as defined therein) for any purpose other than to evaluate a possible business transaction, (ii) would keep the Evaluation Materials confidential except as to parties who have also executed a Confidentiality Agreement, and (iii) would promptly return any Evaluation Material if requested by the Company to do so.

     (b) Agreements and Arrangements Involving Directors, Executive Officers and Affiliates of the Company.

     Information concerning certain arrangements between the Company and its directors and executive officers, including information as to the beneficial ownership of Common Stock, the compensation of directors and executive officers, and certain transactions between the Company and its directors and executive officers, is included on pages 2 through 10 of the Proxy Statement and is incorporated herein by reference. The Proxy Statement is filed as Exhibit (e)(7) hereto. In addition to the agreements and arrangements described in the Proxy Statement, certain directors, executive officers and affiliates of the Company have an interest or potential interest in the agreements and arrangements described below. The Special Committee and the Board of Directors were aware of and considered these actual and potential conflicts of interest, along with the other matters described below in ITEM 4, in deciding to approve the Merger Agreement and the transactions contemplated thereby.

     Support and Exchange Agreement. Concurrently with the execution of the Merger Agreement, Messrs. Corriveau, Corley, Hammett and Henrion, and certain of their affiliates (collectively the "Affiliate Stockholders"), entered into a Support and Exchange Agreement with Parent and Purchaser. Pursuant to the

Support and Exchange Agreement, the Affiliate Stockholders have agreed, among other things, to not transfer or sell their Shares or tender their Shares in the Offer and to vote their Shares in favor of the Merger in any vote of the Company's stockholders. In addition, these individuals have agreed to exchange
(i) Shares owned by them, including Shares subject to stock award restrictions, for newly issued shares of common stock of Parent, and (ii) certain of their in-the-money options to purchase Common Stock for new options to purchase common stock of Parent, as set forth in the table below. Such exchange will occur on the third business day following the consummation of the Offer.

                                                                                  PARENT SHARES
                                                                                ISSUED IN EXCHANGE
                           SHARES    RESTRICTED SHARES   IN-THE-MONEY OPTIONS     (ESTIMATED)(1)
                           -------   -----------------   --------------------   ------------------
David O. Corriveau.......  422,717        60,000                 4,988                47,401
James W. Corley..........  427,718        60,000                    --                47,892
Walter S. Henrion........   63,110            --                30,000                 6,197
William C. Hammett,
  Jr. ...................       --        25,000                56,982                 2,455

---------------

(1) Based upon an assumed 1,000,000 shares of Parent common stock to be issued prior to giving effect to the stock incentive plans described herein, the Affiliate Stockholders will, in the aggregate, be issued approximately 10.39% of the common stock of Parent.

     In addition, the Support and Exchange Agreement provides that none of the Affiliate Stockholders may, except as provided therein, (i) solicit, initiate or knowingly encourage the submission of any "Takeover Proposal" (defined in the Merger Agreement generally as any acquisition that constitutes 25% or more of the net revenues, net income or the assets of the Company, or 25% or more of any class of equity securities of the Company); (ii) enter into any agreement with respect to any Takeover Proposal; or (iii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to any Takeover Proposal. The Affiliate Stockholders must also promptly advise Parent orally and in writing of the existence of any Takeover Proposal.

     Put/Call Rights. The Stockholder Agreement is expected to contain provisions customary among holders of privately held companies, including rights of first refusal, tag-along and drag-along rights and pre-emptive rights. The Stockholder Agreement also is expected to contain put and call provisions, whereby the Affiliate Stockholders may elect to require Parent to repurchase equity securities of Parent received pursuant to the exchange described above under certain circumstances (the "Put"), and whereby Parent may elect to purchase the common stock owned by such individuals under certain circumstances (the "Call"). The above mentioned persons will be entitled to a Put in the event of (i) the termination of employment without cause of Messrs. Corriveau, Corley or Hammett, (ii) the termination of Mr. Henrion's consulting agreement with the Company or (iii) the death or disability of such individual. Parent will be entitled to a Call in the event of (i) the termination of employment of Messrs. Corriveau, Corley or Hammett or (ii) the termination of Mr. Henrion's consulting agreement with the Company. The price paid upon the occurrence of a Put or Call will generally be the fair market value of the common stock of Parent as of the date of the event giving rise to the Put or Call. However, Messrs. Corriveau and Corley will be entitled to a price of 125% of fair market value if the Put or Call arises from a termination of their employment without cause at a time when the Company has achieved at least 85% of certain operating performance targets for the 15 months ending as of the month immediately preceding the date of termination. The Call price must be paid in cash in full. However, the Put price will be paid in the form of cash, notes and/or preferred stock, depending upon both the amount of the Put price and the restrictions then existing under Parent's credit agreements.

     Parent Stock Incentive Plans. Parent and the Affiliate Stockholders have negotiated a term sheet regarding new stock incentive plans of the Parent. The term sheet contemplates that Parent will reserve an aggregate of 15.5% of its fully diluted common stock for stock options and restricted stock awards. Of this amount, an aggregate of 10.0% will be reserved for "management stock options," of which 3.0% will be granted to Messrs. Corriveau, Corley and Henrion 4.5% will be reserved for members of management other than such individuals and 2.5% is reserved for future grants. An aggregate of 2.5% will be reserved for

"founders' stock options" to be granted to Messrs. Corriveau and Corley; and an aggregate of 3.0% is reserved for restricted stock awards to be granted to Messrs. Corriveau and Corley. All grants of stock options at or about the consummation of the Merger will be at a per share exercise price equal to that paid in the Merger.

     The options are expected to generally vest seven years after the closing of the Merger, but will be subject to earlier vesting upon (i) achievement of certain projected results of operations, (ii) Investcorp's realization of a specified minimum annual rate of return on its investment in Parent in the event of a sale of Parent or the Company prior to an initial public offering of Parent's common stock, and/or (iii) such initial public offering. Restricted stock awards will vest, and restrictions thereon will lapse, in accordance with vesting schedules similar to the stock options. In order to receive a stock option grant, an executive officer will be required to voluntarily terminate his currently existing Executive Retention Agreement with the Company. The stock options and restricted stock awards will also contain various put and call provisions that are triggered upon the termination of the executive's employment or the death or disability of the executive.

     Parent Governance. The Stockholder Agreement will provide that each of Messrs. Corriveau, Corley and Henrion will be entitled to serve on the board of directors of Parent or to designate a replacement director reasonably acceptable to Investcorp if any such individual is unable to serve as director. Investcorp will designate six members of Parent's board of directors. Unless at least two of Messrs. Corriveau, Corley and Henrion consent, the board will not relocate the Company's executive offices from the Dallas metropolitan area or, prior to the second anniversary of the Stockholder Agreement, engage in any new line of business which would represent a material deviation from the operation of the "Dave & Buster's" concept of restaurant/entertainment complexes as currently conducted and proposed to be conducted.

     Loan Arrangement. Mr. Corriveau has currently pledged shares of Common Stock to a bank to secure a $2.5 million loan. Upon the consummation of the Offer, the Company will either loan funds to Mr. Corriveau to retire the existing bank loan or provide a guarantee of such loan. The loan will be required to be repaid on the earlier of the seventh anniversary of the Merger or a sale of the Company. Mr. Corriveau will also be required to reduce the principal balance 180 days after the termination of his employment with the Company, to the extent of any after tax proceeds received as a result of such termination. The loan will bear interest at the rate charged under the Company's revolving credit facility. Mr. Corriveau has further agreed to apply 25% of any bonus received by him to accrued interest on, and unpaid principal of, the loan.

     Employment Agreements; Executive Retention Agreements. As described in the Company's Proxy Statement attached hereto as Exhibit (e)(7), the Company entered into Employment Agreements and Executive Retention Agreements with each of Messrs. Corriveau and Corley in April 2000. In addition, in fiscal year 2001, the Company also entered into Executive Retention Agreements with all of its other executive officers. These agreements provide for guaranteed severance payments equal to two times the annual compensation of the executive officers (base salary plus cash bonus award) and continuation of health and similar benefits for a two-year period upon termination of employment without cause within one year after a change of control of the Company. In addition, the Company has entered into related trust agreements to provide for payment of amounts under its non-qualified deferred compensation plans and the Executive Retention Agreements. Full funding is required in the event of a change of control. The Offer constitutes a change of control within the meaning of the Executive Retention Agreements for Messrs. Corriveau and Corley, but does not constitute a change of control under the Executive Retention Agreements for other executive officers of the Company. Messrs. Corriveau and Corley have agreed with Parent that they will voluntarily terminate the Executive Retention Agreement as of the consummation of the Offer; however, their Employment Agreements will remain in effect.

     Non-Competition Agreements. In connection with the Offer and Merger, Messrs. Corriveau and Corley have agreed to enter into non-competition agreements with Parent whereby Messrs. Corriveau and Corley will agree that for a period of two years following the Effective Time of the Merger, they will not engage in any business that is competitive with the Company. Messrs. Corriveau and Corley will not receive any additional consideration for entering into these agreements, and the restrictions in these agreements will be in addition to, and not in lieu of, the continuing non-compete restrictions in their existing employment agreements.

     Indemnification Arrangements. The Merger Agreement requires that Parent, after the earlier of the Effective Time or the consummation of the Offer, cause the Company (or any successor) to indemnify, defend and hold harmless the present and former officers and directors of the Company and its subsidiaries against all losses, claims, damages, liabilities, fees and expenses incurred by reason of the fact that such person is or was an officer or director of the Company or any of its subsidiaries and arising out of actions or omissions occurring on or prior to the Effective Time to the full extent permitted by law. Parent has also agreed in the Merger Agreement to cause the Company to honor all of the Company's obligations to indemnify (including any obligations to advance funds for expenses) the members of the Special Committee and current or former directors or officers of the Company and its subsidiaries for acts or omissions by such directors and officers occurring prior to the Effective Time to the extent that such obligations existed on May 30, 2002, whether pursuant to the Company's Restated Articles of Incorporation, individual indemnity agreements or otherwise.

     In addition, the Company has entered into indemnity agreements with its executive officers and directors that generally provide for indemnification for such individuals to the fullest extent provided by law. Missouri law generally grants a corporation the power to adopt broad indemnification provisions with respect to its directors and officers, but it places certain restrictions on a corporation's ability to indemnify its officers and directors against conduct that is finally adjudged to have been knowingly fraudulent or deliberately dishonest or to have involved willful misconduct.

     Article Eleven of the Company's Articles of Incorporation eliminates, to the fullest extent permissible under Missouri law, the liability of directors of the Company for monetary damages for breach of fiduciary duty as a director. The Company also maintains a directors' and officers' liability insurance policy insuring directors and officers of the Company for covered losses as defined in the policy.

     Restricted Stock. As disclosed in the Company's Proxy Statement attached hereto as Exhibit (e)(7), certain of the Company's executive officers have previously received awards of restricted stock, which shares vest at future dates or earlier upon the Company's achievement of specific performance measures. All of these shares vest upon a change of control and all restrictions thereon will immediately lapse. Upon the consummation of the Offer, restricted shares will vest for each of the following executive officers in the amounts set forth their respective names:

NAME                                                           NUMBER OF SHARES
----                                                           ----------------
David O. Corriveau..........................................        60,000
James W. Corley.............................................        60,000
Barry N. Carter.............................................        12,000
Barbara G. Core.............................................         9,000
John S. Davis...............................................         8,000
Nancy J. Duricic............................................        10,000
W.C. Hammett, Jr. ..........................................        25,000
Cory J. Haynes..............................................         8,500
Deborah A. Inzer............................................         4,000
Jeffrey A. Jahnke...........................................         9,000
Margo L. Manning............................................         6,000
Reginald M. Moultrie........................................        10,000
Stuart A. Myers.............................................        12,000
R. Lee Pitts................................................         8,500
J. Michael Plunkett.........................................        10,000
Sterling R. Smith...........................................        15,000
Bryan J. Spain..............................................        10,000

     As described under Support and Exchange Agreement above, the restricted shares owned by Messrs. Corriveau, Corley and Hammett will not vest upon the consummation of the Offer, but will be exchanged for restricted stock of Parent.

     Stock Options. As disclosed in the Company's Proxy Statement attached hereto as Exhibit (e)(7), certain of the Company's executive officers and directors have previously received grants of stock options under the Company's stock option plans. The unvested portions of these stock options, which otherwise vest in installments over future periods, become vested by virtue of a change of control. Upon the consummation of the Offer, the executive officers and directors of the Company will become vested as to the aggregate number of shares subject to in-the-money options set forth opposite their respective names:

NAME                                                           NUMBER OF OPTIONS
----                                                           -----------------
David O. Corriveau..........................................        270,000
James W. Corley.............................................        270,000
Barry N. Carter.............................................         53,000
Barbara G. Core.............................................         23,000
John S. Davis...............................................         20,000
Nancy J. Duricic............................................         30,000
W.C. Hammett, Jr. ..........................................         75,000
Cory J. Haynes..............................................         48,750
Deborah A. Inzer............................................          1,000
Jeffrey A. Jahnke...........................................         30,000
Margo L. Manning............................................         20,500
Reginald M. Moultrie........................................         26,666
Stuart A. Myers.............................................         50,000
R. Lee Pitts................................................         14,000
J. Michael Plunkett.........................................         53,000
Sterling R. Smith...........................................         93,250
Bryan J. Spain..............................................         38,000
Allen J. Bernstein..........................................         30,000
Peter A. Edison.............................................             --
Bruce H. Hallett............................................          7,500
Walter S. Henrion...........................................         30,000
Mark A. Levy................................................         15,000
Christopher C. Maguire......................................          7,500

     Allocation of Consideration Among Executive Officers and Directors of the Company. The table below sets forth information, as of May 30, 2002, for each director and executive officer of the Company who will be entitled to receive cash payments in connection with the Offer or the Merger with respect to such individual's

Shares (including restricted Shares) expected to be tendered pursuant to the Offer or options to purchase Shares which will be converted into cash consideration upon consummation of the Merger.

                                                                TOTAL CASH
NAME                                                           CONSIDERATION
----                                                           -------------
David O. Corriveau..........................................    $1,227,807
James W. Corley.............................................     1,257,500
Barry N. Carter.............................................       464,250
Barbara G. Core.............................................       240,500
John S. Davis...............................................       178,000
Nancy J. Duricic............................................       333,300
W.C. Hammett, Jr. ..........................................       100,000
Cory J. Haynes..............................................       407,750
Deborah A. Inzer............................................        52,750
Jeffrey A. Jahnke...........................................       266,400
Margo L. Manning............................................       161,798
Reginald M. Moultrie........................................       281,664
Stuart A. Myers.............................................       414,516
R. Lee Pitts................................................       180,000
J. Michael Plunkett.........................................       526,608
Sterling R. Smith...........................................       724,850
Bryan J. Spain..............................................       360,540
Allen J. Bernstein..........................................        72,300
Peter A. Edison.............................................     3,741,216
Bruce H. Hallett............................................        71,625
Walter S. Henrion...........................................            --
Mark A. Levy................................................        60,075
Christopher C. Maguire......................................        71,625

     Special Committee Compensation. The Board of Directors has approved the payment of $75,000 to Mr. Levy (Chairman), and $50,000 each to Mr. Edison and Mr. Maguire, for their service on the Special Committee.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation

     The Special Committee unanimously (i) determined that the Offer, the Merger and the Merger Agreement are fair from a financial point of view to, and in the best interests of, the unaffiliated shareholders of the Company, (ii) approved the Offer, the Merger, the Merger Agreement and the Support and Exchange Agreement and (iii) recommended that the shareholders of the Company accept the Offer and tender their shares pursuant thereto. The Board of Directors, acting in part upon the recommendation of the Special Committee, has unanimously (i) determined that the Offer, the Merger and the Merger Agreement are fair from a financial point of view to, and in the best interests of, the shareholders of the Company, (ii) approved the Offer, the Merger, the Merger Agreement and the Support and Exchange Agreement and (iii) recommended that the shareholders of the Company accept the Offer and tender their shares pursuant thereto. THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS, BASED IN PART UPON THE RECOMMENDATION OF THE SPECIAL COMMITTEE, UNANIMOUSLY RECOMMEND THAT ALL HOLDERS OF THE SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     The recommendation of the Special Committee and the Board of Directors is based in part on the oral opinion (which was subsequently confirmed in writing) delivered by Houlihan, Lokey, Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey") to the Special Committee of the Board of Directors on May 30, 2002, to the effect that, as of such date, and based on and subject to the matters described in the opinion, the price per Share of $12.00 to be received by the unaffiliated holders of the Shares in the Offer and the Merger was fair to such holders, from a financial point of view. The full text of the written opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Houlihan Lokey in rendering its opinion, is attached as Annex A to this Statement.

     (b)(i) Background of the Offer and the Merger

     In the fall of 1999, following a significant decline in the Company's stock price, the Board of Directors requested advice from a national investment banking firm on strategic alternatives available to the Company to improve shareholder value. At a meeting of the Board of Directors in December 1999, the investment banking firm presented its analysis of and recommendations with respect to various strategic alternatives, including the possibility of an acquisition of the Company. At the same meeting, Mr. Corriveau advised the Board that, following the steep decline in the Company's stock price, the Company had received several unsolicited inquiries from financial buyers concerning a possible acquisition of the Company, and also exploring management's interest in participating in any such transaction. The Board of Directors determined, based on the advice of the Company's outside corporate counsel, that it would be appropriate under the circumstances to appoint a special committee of independent directors to evaluate and negotiate on behalf of the Company any such acquisition proposals that may be received from one or more prospective buyers. Accordingly, the Board of Directors appointed Allen J. Bernstein, Mark
A. Levy (Chairman), Peter A. Edison and Christopher C. Maguire to serve on the Special Committee, and authorized the Special Committee to retain its own legal counsel and financial advisors.

     During the period from January to September 2000, the Company continued to receive unsolicited inquiries from various strategic and financial buyers concerning a possible acquisition or business combination involving the Company. The Company had informal discussions with each of these prospective buyers to determine their level of interest, their ability (financially and otherwise) to complete a transaction, and their business plan for the Company. After signing confidentiality agreements, the Company allowed those prospective buyers who appeared to be credible to conduct due diligence on the Company and to explore financing alternatives for a possible transaction. Each of these prospective buyers, however, ultimately declined to make a formal acquisition proposal to the Company. In September 2000, all discussions with prospective purchasers had ceased, and the Board of Directors determined to disband the Special Committee.

     In November 2000, the Company received an unsolicited inquiry from another prospective buyer, who expressed interest in exploring a possible acquisition transaction that would involve the Company's management. In December 2000, the Board of Directors reconstituted the Special Committee with the same members (Messrs. Levy (Chairman), Bernstein, Edison and Maguire), in anticipation of receiving a formal proposal from this prospective buyer. The prospective buyer conducted due diligence on the Company and explored financing alternatives for several months. The Company and the Special Committee continued discussions with the prospective buyer over the same period, but were unable to reach an agreement in principle with the prospective buyer on price and certain other material terms. These discussions ceased in September 2001, due in part to the terrorist attacks that occurred on September 11th and the prospective buyer's perception of the potential impact of such events on the Company's business and U.S. financial markets generally.

     In November 2001, the Company received an unsolicited inquiry from another prospective financial buyer, who expressed interest in exploring a possible acquisition transaction. In December 2001, the Company entered into a confidentiality agreement with this prospective buyer. During January and February 2002, this prospective buyer conducted its preliminary due diligence examination of the Company, and explored various financing alternatives for a possible transaction. On February 22, 2002, representatives of the prospective buyer met with the Special Committee and its financial advisors and legal counsel, at which meeting the participants discussed in general terms (excluding price) a possible transaction in which the prospective buyer would join with certain members of the Company's management to acquire all of the outstanding Shares of the Company. Shortly after this meeting, the prospective buyer indicated to Mr. Levy, Chairman of the Special Committee, that the prospective buyer would be interested in making a formal proposal to the Special Committee after completing some additional financial due diligence on the Company, and conditioned upon (among other things) the Company agreeing to negotiate exclusively with the buyer for a designated period of time and to reimburse certain of the buyer's expenses relating to a possible transaction. In anticipation of receiving a proposal from this prospective buyer, the Special Committee retained Houlihan Lokey to render advice regarding the value of the Company and, if requested, to render an opinion to the Special Committee and the Board of Directors as to the fairness of any such proposal to the shareholders of the Company from a financial point of view.

     Between February 22 and March 7, 2002, Mr. Levy and the Special Committee's legal counsel had numerous discussions with the prospective buyer and its legal counsel concerning the conditions under which the prospective buyer would be willing to submit a formal proposal to the Special Committee. During this period, Mr. Levy provided the other members of the Special Committee with frequent updates on the status of these discussions and the prospects for receiving a formal acquisition proposal from the prospective buyer. On March 8, 2002, the prospective buyer submitted a proposal to the Special Committee (the "March Proposal") to acquire all of the outstanding Shares of the Company for an aggregate purchase price in the range of $224 million to $231 million (or between approximately $10.00 and $10.50 per share) on a debt-free, cash free basis. The proposed transaction would be structured as a tender offer, to be followed (if necessary) by a merger of the Company with the buyer, and would provide an opportunity for certain members of the Company's senior management to participate by exchanging their equity in the Company for up to approximately 40% of the equity in a new entity to be formed by the buyer to consummate the transaction. The proposal was accompanied by the buyer's proposed form of merger agreement, which included (among other provisions) a financing condition and a provision for a termination fee in the event that the Company was to terminate the agreement to accept another proposal. The proposal was also accompanied by a commitment letter to evidence the buyer's ability to obtain debt financing to fund a portion of the offer. Finally, to induce the prospective buyer to enter into negotiations for a definitive agreement and to continue its due diligence investigation, the prospective buyer sought an agreement from the Company to (among other things) maintain the confidentiality of the proposal, negotiate exclusively with the buyer for a designated period of time, and reimburse certain of the buyer's expenses relating to a possible transaction.

     On March 12, 2002, the Special Committee met with its financial advisors and legal counsel for the purpose of evaluating the March Proposal. At this meeting, the Special Committee received a presentation from Houlihan Lokey regarding the value of the March Proposal to the Company's shareholders. The Special Committee also received a presentation from its legal counsel as to the provisions of the proposed merger agreement and the other terms and conditions of the March Proposal. After discussion among the members of the Special Committee and with its financial and legal advisors, the Special Committee determined that the price range reflected in the March Proposal was inadequate, and that the terms and conditions of the proposal generally were not in the best interests of the Company's shareholders. Accordingly, the Special Committee unanimously voted to reject the March Proposal. Mr. Levy communicated the Special Committee's decision to a representative of the prospective buyer following the meeting, and indicated that the Special Committee would be willing to consider a revised proposal at a higher price should the prospective buyer wish to submit one. In the weeks following the March 12 meeting, representatives of the Special Committee and the Company had informal discussions with the prospective buyer about possible alternative transactions or investments in the Company. However, these discussions terminated in late March 2002, without a revised acquisition or investment proposal being formally submitted by the prospective buyer.

     In late March 2002, certain members of the Company's senior management and representatives of Investcorp began to discuss various alternative transactions involving the Company. Representatives of Investcorp had initially contacted the Company in February 2002, but due to ongoing discussions with other potentially interested purchasers, the Company indicated that it was not interested in pursuing a transaction with Investcorp at that time. On March 26, 2002, the Company and Investcorp International Inc., an affiliate of Investcorp, entered into a confidentiality agreement. Commencing in early April 2002, Investcorp conducted its due diligence review of the Company to determine whether Investcorp would proceed with further discussions toward a possible going-private transaction and if so, to determine possible transaction structures.

     On April 25, 2002, Mr. Bernstein resigned from the Special Committee, citing the need for him to devote more of his attention to the sale of Morton's Restaurant Group, Inc., of which he is currently the Chairman and Chief Executive Officer.

     On May 1, 2002, representatives of Investcorp met with Mr. Levy and Mr. Maguire and delivered a letter expressing interest in pursuing a transaction in the range of $11.00 to $12.00 per share in cash, subject to (among other conditions) completion of further due diligence on the Company and obtaining financing commitments for such a transaction. From May 6, 2002 until May 23, 2002, Investcorp, together with its legal and financial advisors, continued its diligence review of the Company's business and operations. Representatives of Investcorp also continued to meet during this time period with members of the Company senior management to discuss the forms of transaction agreements and management compensation arrangements.

     On May 23, 2002, Investcorp's legal advisors delivered a proposed form of Merger Agreement and a proposed form of Support and Exchange Agreement to the Company's counsel and to counsel to the Special Committee. On May 24, 2002, representatives of Investcorp held a telephone conference with members of the Special Committee, and orally indicated a proposed purchase price for the Company's Shares of $11.50 per share. The Investcorp representatives confirmed that the offer would not be subject to a financing contingency, and that they expected to secure financing commitments prior to signing the Merger Agreement.

     During the period from May 24 through May 30, 2002, counsel for the Special Committee and counsel for the Company negotiated the terms of the Merger Agreement and related documents with counsel for Investcorp. Counsel also discussed and confirmed the need for Investcorp to set the Minimum Tender Condition at no less than 80% of the outstanding Shares to qualify for certain tax treatment under United States tax laws. During this period, Mr. Levy frequently apprised the other members of the Special Committee of the status of these negotiations.

     On May 28, 2002, Mr. Levy contacted Investcorp and indicated that, based in part on preliminary advice from the Special Committee's financial advisor, the proposed price of $11.50 per share was inadequate for the Special Committee to recommend the transaction to the Company's Board of Directors. Mr. Levy also objected to Investcorp's proposal of a 3.5% termination fee in the event the Company opted to terminate the Merger Agreement to accept a superior proposal. Later in the day on May 28, Investcorp contacted Mr. Levy and indicated that it would increase its proposal to $11.75 per share. On May 29, 2002, Mr. Levy and Mr. Maguire each contacted Investcorp to indicate that the $11.75 price was still inadequate, and that the 3.5% termination fee was also unacceptable. Later on May 29, Investcorp notified Mr. Levy that it would increase the offer price to $12.00 per share, and reduce the termination fee to 3% of the equity value of the proposed transaction.

     On May 30, 2002, the Special Committee met with its financial and legal advisors to consider the proposed transaction, the Merger Agreement and the related agreements. Mr. Levy and the Special Committee's legal counsel reviewed the history of the negotiations with Investcorp, and counsel summarized for the Special Committee the principal terms of the Merger Agreement and related agreements. Counsel also summarized the terms of the Support and Exchange Agreement, the Stockholder Agreement and other material agreements in which certain of the Company's directors and executive officers had a personal interest. Houlihan Lokey provided the Special Committee with a financial analysis of the proposed transaction and rendered its verbal opinion (subsequently confirmed in writing) to the Special Committee to the effect that, as of the date of such opinion, and on the basis of its analysis and subject to the qualifications, assumptions and limitations set forth in its opinion, the consideration per share to be received by the public shareholders of the Company in the Offer and the Merger was fair to them from a financial point of view. The Special Committee also discussed with its advisors the conditions to the Offer and the financing commitment letters delivered by Parent and Purchaser. Following discussion among the members of the Special Committee, and based in part on the opinion of Houlihan Lokey, the Special Committee unanimously (i) determined that the Offer, the Merger and the Merger Agreement are fair from a financial point of view to, and in the best interests of, the unaffiliated shareholders of the Company, (ii) approved the Offer, the Merger, the Merger Agreement and the Support and Exchange Agreement and (iii) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to thereto.

     The Company's Board of Directors met after the Special Committee on May 30, 2002. At the Board meeting, the Special Committee recommended that the Board of Directors authorize and approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Following discussion with the Special Committee members and their financial and legal advisors, the Board of Directors accepted the Special Committee's recommendations and unanimously (i) determined that the Offer, the Merger and the Merger Agreement are fair from a financial point of view to and in the best interests of the Company's shareholders, (ii) approved the Offer, the Merger, the Merger Agreement and the Support and Exchange Agreement and (iii) recommended that holders of Shares accept the Offer and tender their Shares pursuant thereto.

     On May 30, 2002, after the approval of the Company's Board of Directors, the parties signed the Merger Agreement. A joint press release announcing the signing of the Merger Agreement was issued on May 30, 2002.

     On June 4, 2002, Purchaser commenced the Offer in accordance with the Merger Agreement.

     (b)(2) Reasons for the Recommendation of the Special Committee and the Board of Directors.

     In making the determinations and recommendations described above, the Special Committee and the Board of Directors of the Company considered a number of factors, including, without limitation, the following:

     - the price to be paid for each Share in the transaction represents (a) a premium of approximately 15.9% over the closing sale price of $10.35 on the New York Stock Exchange on May 29, 2002 (the trading day immediately prior to the date on which the Special Committee and the Board of Directors approved the transaction and the Company entered into the Merger Agreement), and (b) a premium of approximately 23.8% over the average closing sale price of $9.69 for the 90 trading days prior to May 30, 2002;

     - the presence of the Investcorp Guarantee and the financing commitment letters, and the absence of a financing condition to Purchaser's obligation to consummate the Offer;

     - the opinion of Houlihan Lokey, dated as of May 30, 2002, to the effect that as of such date, the $12.00 per Share to be received by public stockholders in the Offer and the Merger was fair to such holders from a financial point of view (the full text of the written opinion of Houlihan Lokey, which set forth the assumptions made, procedures followed, matters considered and limitations of the review conducted by Houlihan Lokey in rendering its opinion, is attached as Annex A to this Statement; stockholders are encouraged to read such opinion in its entirety);

     - the financial analysis performed by Houlihan Lokey as to the value of the Company and the value presented by the Offer and the Merger, including by way of comparison to financial and market price data relating to other companies engaged in similar businesses and to other recent acquisition transactions within the same industries, and the belief of the Special Committee and the Board of Directors, on the basis of such information, that the price to be paid in the Offer and the Merger fairly reflects the Company's value in the current business environment;

     - the Company's business, its current financial condition and results of operations, and its future prospects, and current industry, market and economic conditions and trends, and the belief of the Special Committee and the Board of Directors that the transactions contemplated by the Merger Agreement represent at this time the best means to maximize stockholder value;

     - the Company's current cash position and liquidity needs, the terms, cost and maturity of its existing credit arrangements, and the uncertainty as to whether sufficient debt or equity financing is likely to be available on terms that are favorable to the Company and that will enable the Company to meet its growth objectives;

     - possible alternatives to a sale of the entire Company, including continuing the Company's current operations and seeking additional debt or equity financing to fund future growth, which the Special Committee and the Board of Directors determined, based in part on the financial analysis of Houlihan Lokey, was subject to significant risks and uncertainties with respect to the availability and cost of additional capital and the possible dilution to existing stockholders of any equity financing;

     - the fact that since late 1999, the Company and the Special Committee had received unsolicited inquiries from, and held discussions with, several prospective financial and strategic buyers for the Company, and that after conducting their financial due diligence and exploring possible financing alternatives, all but one of these prospective buyers ultimately declined to pursue a possible transaction with the Company;

     - the fact that the $12.00 per share to be received by stockholders in the Offer and the Merger represents between a 14% and 20% increase over the $10.00 to $10.50 price range that had been proposed to (and rejected by) the Special Committee by another prospective financial buyer in March 2002;

     - the certainty of value represented by the all-cash consideration offered by Purchaser, and the opportunity for stockholders to obtain liquidity through the cash consideration to be paid in the Offer and the Merger;

     - the fact that while the Merger Agreement and the Support and Exchange Agreement prohibit the Company and its directors, officers, employees, agents and representatives from soliciting, encouraging or discussing other acquisition proposals, the Company and such persons may provide information to a third party and may engage in discussions and negotiations regarding any bona fide acquisition proposal that was not solicited by the Company or any of such persons and that the Board of Directors determines in good faith (and based on the written advice of its financial advisors) is reasonably capable of being completed and provides greater present value to the Company's stockholders (a "Superior Proposal");

     - the ability of the Company to terminate the Merger Agreement in order to accept a Superior Proposal;

     - the fact that the $5.0 million termination fee was necessary to induce Parent and Purchaser to enter into the Merger Agreement, and the conclusion of the Special Committee and the Board of Directors, based on the advice of Houlihan Lokey, that such amount should not significantly deter any third party with serious interest in bidding for the Company and is reasonable in light of the benefits of the Offer and the Merger;

     - the fact that Parent and Purchaser agreed, subject to a financing condition, to proceed with the Merger in the event that upon expiration of the Offer, at least 66 2/3% of the Shares, on a fully diluted basis, have been validly tendered and not withdrawn, but the Minimum Tender Condition has not been satisfied, and no Shares are accepted by Purchaser for purchase and payment pursuant to the Offer;

     - the limited number of instances in which the Company would be required to pay a termination fee or otherwise reimburse Purchaser or Parent for their transaction expenses;

     - the limited number and nature of other conditions to Purchaser's obligations to consummate the Offer and the Merger; and

     - the other terms and conditions of the Offer and the Merger.

     The foregoing discussion of the information and factors considered and given weight by the Special Committee and the Board of Directors is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Special Committee and the Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Special Committee and the Board of Directors may have given different weights to different factors.

     (c) Intent to Tender

     Except as set forth below, to the best of the Company's knowledge after making reasonable inquiry, each of the Company's executive officers, directors and affiliates who own Shares presently intend to tender such Shares pursuant to the Offer. Concurrently with the execution of the Merger Agreement, Messrs. Corriveau and Corley (who are each directors and executive officers of the Company), Mr. Hammett (who is an executive officer of the Company), Mr. Henrion (who is a director of the Company) and certain of their affiliates (the "Affiliate Stockholders") entered into a Support and Exchange Agreement with Parent and Purchaser. Pursuant to the Support and Exchange Agreement, the Affiliate Stockholders have agreed, among other things, to not transfer or sell their Shares or tender their Shares in the Offer (including Shares subject to stock award restrictions), and to vote their Shares in favor of the Merger in any vote of the Company's stockholders. As of May 30, 2002, the Affiliate Stockholders owned an aggregate of 1,058,545 Shares of the Common Stock, representing approximately 8.0% of the total number of Shares of Common Stock that were issued and outstanding as of such date. In addition, these individuals have agreed to exchange certain of their in-the-money options to purchase Common Stock for new options to purchase common stock of Parent, as set forth in the table appearing in ITEM 3 of this Statement. Such exchange will occur on the third business day following the consummation of the Offer.

     In addition, to the best of the Company's knowledge after making due inquiry, directors and executive officers of the Company do not intend to tender Shares purchasable upon exercise of Options to the extent such Options will be cancelled in exchange for cash payments pursuant to the Merger Agreement as referenced in ITEM 3 above and to the extent such tender would violate applicable securities laws. All outstanding Shares, except for Shares held by the Company's directors and executive officers, are deemed to be held by non-affiliates.

ITEM 5.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     The Special Committee retained Houlihan Lokey as financial advisor in connection with the Offer and to render an opinion (the "Fairness Opinion") as to whether the $12.00 per Share consideration to be received by the unaffiliated stockholders in the Offer and the Merger was fair to such holders from a financial point of view. The Fairness Opinion was prepared to assist the Special Committee in evaluating the terms of the Offer. The Special Committee retained Houlihan Lokey based upon its experience in the valuation of businesses and in rendering fairness opinions in connection with mergers and acquisitions, leveraged buyouts and recapitalizations. Previously in March 2002, the Special Committee had retained Houlihan Lokey to advise the Special Committee with respect to the value of the Company in connection with another acquisition proposal.

     At the May 30, 2002 meeting of the Special Committee, Houlihan Lokey presented its analysis and rendered to the Special Committee its oral opinion (confirmed in writing) that as of such date, and based on and subject to the matters described in the Fairness Opinion, the price per Share of $12.00 to be received by the unaffiliated holders of the Shares in the Offer and the Merger was fair to such holders, from a financial point of view. The full text of the Fairness Opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Houlihan Lokey in rendering its opinion, is attached as Annex A. You are urged to read the Fairness Opinion in its entirety.

     The Company has agreed to pay Houlihan Lokey a fee of between $420,000 to $480,000 for its services, plus reasonable out-of-pocket expenses. Of this amount, $200,000 has been paid to date, and the remainder is to be paid upon consummation of the Offer or the Merger, whichever is first consummated. If the Offer and the Merger are not consummated, the fee payable to Houlihan Lokey shall not exceed $250,000 plus its reasonable out-of-pocket expenses. The Company has also agreed to reimburse Houlihan Lokey for reasonable legal fees not to exceed $15,000.

     The Company has agreed to indemnify Houlihan Lokey and its employees, agents, officers, directors, attorneys, shareholders and other persons who control Houlihan Lokey against and from all losses arising out of or in connection with its engagement by the Special Committee.

     Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Other than the transactions described in ITEM 3 of this Statement as being contemplated under the Support and Exchange Agreement and the Stockholder Agreement, and except for scheduled purchases of Common Stock by certain executive officers of the Company through automatic payroll deduction pursuant to the Company's 401(k) savings plan, no transactions in the Company's Common Stock have been effected during the past 60 days by the Company or, to the best of the Company's knowledge after making reasonable inquiry, by any executive officer, director, affiliate or subsidiary of the Company. All outstanding shares of Common Stock of the Company, except for Shares held by the Company's executive officers and directors, are deemed to be held by non-affiliates.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for, or other acquisition of, the Company's securities by the Company, any subsidiary of the Company or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION

     Board Representation. The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's shareholders.

     Missouri Control Share Acquisition Law. The Company is incorporated under the laws of the State of Missouri. Sections 351.407 and 351.459 of the General Business and Corporation Law of Missouri (respectively, the "Control Share Provision" and the "Interested Shareholder Provision") apply to certain acquisitions and takeovers of Missouri corporations. The Control Share Provision provides, among other things, that if shares of a corporation's voting capital stock are acquired in an acquisition which (but for the application of the Control Share Provision) would grant the holder of those shares (when combined with the vote of such holder's affiliates or group) the right to vote in an election of directors a percentage of the total vote which exceeds certain thresholds described within the Control Share Provision, then the acquired shares shall only have such voting rights as are granted by resolution approved by the shareholders. The Control Share Provision will not apply, however, if prior to such an acquisition the corporation has provided in its bylaws or its articles of incorporation that the Control Share Provision shall not apply to acquisitions of the corporation's shares. Prior to the execution of the Merger Agreement, the Special Committee and the Board of Directors of the Company took action to amend the Company's bylaws to provide that the Control Share Provision would not apply to the Merger contemplated by the Offer or the Support and Exchange Agreement.

     In general, the Interested Shareholder Provision prevents an "interested shareholder" (defined generally as a person who directly or indirectly beneficially owns 20% or more of a corporation's outstanding voting stock, or an affiliate or associate thereof) from engaging in a "business combination" (which is defined to include mergers and certain other transactions) with certain Missouri corporations for a period of five years following the date such person become an interested shareholder. The prohibition on such business combinations does not apply, however, if prior to the date of such a business combination, the board of directors of the subject corporation approved the business combination or the transactions in which such person became an interested shareholder. On May 30, 2002, prior to the execution of the Merger Agreement, the Special Committee and the Board of Directors of the Company approved the Merger Agreement and the transactions contemplated thereby. Accordingly, the Interested Shareholder Provision is inapplicable to Purchaser and Parent in connection with the Support and Exchange Agreement, the Offer and the Merger.

     Antitrust Matters in the United States Under the Hart-Scott-Rodino Antitrust Improvements Act and the rules and regulations promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material have been furnished for review by the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer and the Merger is not subject to such requirements.

     Liquor Licenses. The Company and the Purchaser are required to obtain consents, approvals or authorizations from the state, city and/or local liquor licensing boards or agencies in certain states in which the Company holds liquor licenses for the operation of its businesses. Certain of these approvals are required to be obtained prior to a change in control being effected, and it is a condition to Purchaser's obligation to consummate the Offer that these approvals be obtained prior to the expiration date of the Offer. In addition, the Company will be required to make filings or send notices to certain additional liquor licensing agencies following consummation of the Offer and the Merger.

ITEM 9.  EXHIBITS

Exhibit (a)(1)                   Offer to Purchase, dated as of June 4, 2002 (incorporated by reference to Exhibit (a)(1) to the Schedule TO).*
Exhibit (a)(2)                   Letter of Transmittal, dated as of June 4, 2002
                                 (incorporated by reference to Exhibit (a)(2) to the Schedule
                                 TO).*
Exhibit (a)(3)                   Press Release, dated as of May 30, 2002, issued by Dave &
                                 Buster's, Inc. (incorporated by reference to Exhibit 99.2 to
                                 Dave & Buster's, Inc.'s Report on Form 8-K dated as of May
                                 31, 2002).
Exhibit (a)(4)                   Letter to Stockholders of Dave & Buster's, Inc., dated as of
                                 June 4, 2002.*
Exhibit (e)(1)                   Confidentiality Agreement, dated as of March 26, 2002, by
                                 and between Investcorp and Dave & Buster's, Inc.
                                 (incorporated by reference to Exhibit (d)(5) to the Schedule
                                 TO).
Exhibit (e)(2)                   Agreement and Plan of Merger, dated as of May 30, 2002, by and among D&B Holdings I, Inc., D&B Acquisition Sub, Inc., and Dave & Buster's, Inc. (incorporated by reference to
                                 Exhibit 2.1 to Dave & Buster's, Inc.'s Report on Form 8-K
                                 dated May 31, 2002).
Exhibit (e)(3)                   Investcorp Guarantee (incorporated by reference to Exhibit
                                 (d)(4) to the Schedule TO).
Exhibit (e)(4)                   Support and Exchange Agreement, dated as of May 30, 2002, by and among D&B Holdings I, Inc., D&B Acquisition Sub, Inc.,
                                 David O. Corriveau, James W. Corley, Walter S. Henrion,
                                 William C. Hammett, Jr., Fifteen, L.P., and Wentworth
                                 Investments, L.P. (incorporated by reference to Exhibit 99.1 to Dave & Buster's, Inc.'s Report on Form 8-K dated May 31,
                                 2002).
Exhibit (e)(5)                   Form of Stockholders' Agreement, by and among D&B Holdings
                                 I, Inc., D&B Acquisition Sub, Inc. and David O. Corriveau,
                                 James W. Corley, Walter S. Henrion, William C. Hammett, Jr.
                                 and the stockholders of D&B Holdings Inc. listed on Exhibit
                                 A thereto (incorporated by reference to Exhibit (d)(3) to
                                 the Schedule TO.)
Exhibit (e)(6)                   Form of Non-Competition Agreements by and between each of
                                 David O. Corriveau and James W. Corley and D&B Holdings,
                                 Inc.
Exhibit (e)(7)                   Proxy Statement, dated May 3, 2002, for Annual Meeting of
                                 Stockholders to be held on June 11, 2002.
Exhibit (e)(8)                   1995 Stock Option Plan (as Amended and Restated April 26,
                                 2000) (incorporated by reference to the Company's Proxy
                                 Statement dated April 28, 2000).
Exhibit (e)(9)                   Stock Option Plan for Outside Directors (incorporated by
                                 reference to the Company's Form 10-K for the 52 week period ended February 1, 1997).
Exhibit (e)(10)                  Employment and Executive Retention Agreements for Co-Chief
                                 Executive Officers, dated June 16, 1995 (incorporated by
                                 reference to Exhibit 10.11 to the Company's Form 10-K for
                                 the fiscal year ended February 4, 2001).
Exhibit (e)(11)                  Form of Indemnity Agreements with Executive Officers and
                                 Directors (incorporated by reference to the Company's Form
                                 10 filed on April 11, 1995).
Exhibit (e)(13)                  Term Sheet for Proposed Management Equity Arrangements
                                 (incorporated by reference to Exhibit (d)(6) to the Schedule
                                 TO).

     * Included in copies mailed to shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          DAVE & BUSTER'S, INC.

                                          By:    /s/ DAVID O. CORRIVEAU
                                            ------------------------------------
                                               David O. Corriveau, President

                                          June 4, 2002

                                                                         ANNEX A

                   [HOULIHAN LOKEY HOWARD & ZUKIN LETTERHEAD]

May 30, 2002
The Special Committee of the Board Directors
Dave & Buster's, Inc.
2481 Manana Drive
Dallas, TX 75220

Dear Members of the Special Committee:

     We understand that Dave & Buster's, Inc. (hereinafter the "Company") is considering entering into an Agreement and Plan of Merger pursuant to which affiliates of Investcorp International, Inc. ("Investcorp") would commence a tender offer for all of the outstanding common stock of the Company at a purchase price of $12.00 per share (the "Offer"). In the event that at least 80% of the Company's outstanding shares (determined on a fully diluted basis) are tendered to Investcorp, Investcorp would effectuate a merger between the Company and a newly created acquisition entity, D&B Acquisition Sub, Inc. ("Newco") (the "Merger"). In connection with the Merger, the Company's shareholders would receive $12.00 per share in exchange for their shares of Company common stock. We further understand that it is Investcorp's intent to complete the Merger, subject to a financing condition, provided that at least 66.66% of the Company's shares are tendered in the Offer. We further understand that certain management shareholders of the Company, including the Company's founders, will participate as buyers in the Merger though a roll-over of approximately $13 million of the Company's common stock held by such management shareholders. The Offer, the resulting Merger, and other related transactions disclosed to us are referred to collectively herein as the "Transaction." It is our understanding that the Company has formed a Special Committee of the Board of Directors (the "Special Committee") to consider certain matters relating to the Transaction.

     You have requested our opinion (the "Opinion") as to the matters set forth below. This Opinion does not address the Company's underlying business decision to effect the transactions; nor does it constitute a recommendation to any shareholder as to whether they should tender in connection with the Transaction. Houlihan Lokey has no obligation to update the Opinion. At the request of the Special Committee, we have not negotiated any portion of the Transaction.

     In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

          1. reviewed the Company's annual reports to shareholders on Form 10-K for the three fiscal years ended on or about January 31, 2002, a draft of the quarterly report on Form 10-Q for the quarter ended May 5, 2002, Company-prepared internal financial statements for the five fiscal years ended on or about January 31, 2002 and interim draft financial statements for the three month period ended May 5, 2002, which the Company's management has identified as being the most current financial statements available;

          2. reviewed copies of the Agreement and Plan of Merger dated as of May 30, 2002 by and among the Company, D&B Acquisition Sub, Inc. and D&B Holdings I, Inc.;

                  [ADDRESSES OF HOULIHAN LOKEY HOWARD & ZUKIN]

The Special Committee of the Board of Directors
of Dave & Buster's, Inc.
May 30, 2002                                                                 -2-

          3. met with and held discussions with certain members of the senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company, and met with and held discussions with the Special Committee and its counsel regarding the Transaction and related matters;

          4. visited certain facilities and business offices of the Company;

          5. reviewed forecasts and projections prepared by the Company's management with respect to the Company for the years ending on or about January 31, 2003 through 2012;

          6. reviewed the historical market prices and trading volume for the Company's publicly traded securities;

          7. reviewed certain other publicly available financial data for certain companies that we deem comparable to the Company, and publicly available prices and premiums paid in other transactions that we considered similar to the Transaction;

          8. reviewed various documents related to the Transaction including financing commitments and a Form of Guarantee from Investcorp; and

          9. conducted such other studies, analyses and inquiries as we have deemed appropriate.

     We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.

     We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. Furthermore, we have assumed that all such information was complete and accurate in all material respects, that no material changes occurred in the information reviewed between the date the information was provided and the date of this Opinion and that there were no facts or information regarding the Company that would cause the information supplied to us to be incomplete or misleading in any material respect. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our Opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter. We have not assumed any obligation to update the Opinion. This Opinion is solely for the use and benefit of the Special Committee and the Board of Directors of the Company.

     Based upon the foregoing, and in reliance thereon, it is our opinion that the consideration to be received by the unaffiliated stockholders of the Company in connection with the Offer and the Merger is fair to them from a financial point of view.

/s/ HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.
HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

                                                                         ANNEX B

                             DAVE & BUSTER'S, INC.
                               2481 MANANA DRIVE
                              DALLAS, TEXAS 75220

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

                                    GENERAL

     This Information Statement is being mailed on or about June 4, 2002, as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of the shares of Common Stock, par value $0.01 per share, of the Company. This Information Statement is furnished in connection with the possible election of persons designated by Purchaser to a majority of the seats on the Company's Board of Directors. The Merger Agreement requires the Company, at the request of Purchaser, to take all action necessary to cause Purchaser's designees (the "Purchaser Designees") to be elected to the Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on June 4, 2002. The Offer currently is scheduled to expire at 12:00 midnight, New York City time, on July 2, 2002, unless extended.

     The information contained in this Information Statement concerning Purchaser has been furnished to the Company by Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

               RIGHT TO DESIGNATE DIRECTORS; PURCHASER DESIGNEES

     Pursuant to the Merger Agreement, promptly upon the acceptance for payment of, and payment by Purchaser for, any Shares pursuant to the Offer, Purchaser will be entitled to designate such number of directors on the Company's Board of Directors as will give Purchaser representation on the Board of Directors equal to at least that number of directors, rounded up to the next whole number, which is the product of (a) the total number of directors on the Board of Directors (giving effect to the directors elected pursuant to this sentence) multiplied by
(b) the percentage that (i) such number of shares of Common Stock so accepted for payment and paid for by Purchaser plus the number of Shares of Common Stock otherwise owned by Purchaser or any other subsidiary of Parent bears to (ii) the number of such Shares outstanding.

     The Company has agreed it will cause Purchaser's designees to be elected; provided, however, that in the event that Purchaser's designees are appointed or elected to the Board of Directors, until the effective time of the Merger, the Board of Directors of the Company will have at least two independent directors, and provided further that, in such event, if the number of independent directors shall be reduced below two for any reason whatsoever, the remaining independent director is entitled to designate a person to fill such vacancy who shall be deemed to be an independent director for purposes of the Merger Agreement or, if no independent directors then remain, the other directors shall designate two persons to fill such vacancies who shall not be officers, stockholders or affiliates of the Company, Parent or Purchaser, and such Persons shall be deemed to be independent directors.

     In connection with the foregoing, the Company has also agreed that at the option of Purchaser, it will either increase the size of the Board of Directors or obtain the resignation of the number of its current directors as is necessary to enable Purchaser's designees to be elected or appointed to the Board of Directors as provided above.

                   CERTAIN INFORMATION CONCERNING THE COMPANY

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of May 30, 2002, the Company had 13,269,611 Shares outstanding.

                     DIRECTORS AND OFFICERS OF THE COMPANY

     The names of the current directors and executive officers, their ages as of June 3, 2002, and certain other information about them are set forth below. As indicated above, some of the current directors may resign effective immediately following the purchase of the Shares by Purchaser pursuant to the Merger Agreement.

DIRECTOR AND NOMINEE INFORMATION

                                                                                TERM
NAME                                              TITLE                  AGE   EXPIRES
----                                              -----                  ---   -------
David O. Corriveau................  Director, Co-Chief Executive         50     2002*
                                    Officer and President
James W. Corley...................  Director, Co-Chief Executive         51     2003
                                    Officer and Chief Operating
                                    Officer
Allen J. Bernstein................  Director                             56     2004
Peter A. Edison...................  Director                             46     2003
Bruce H. Hallett..................  Director                             50     2004
Walter S. Henrion.................  Director                             63     2003
Mark A. Levy......................  Director                             55     2002*
Christopher C. Maguire............  Director                             40     2002*
Christopher J. Stadler............  Purchaser Designee                   37      n/a
Stephen G. Puccinelli.............  Purchaser Designee                   43      n/a
F. Jonathan Dracos................  Purchaser Designee                   40      n/a
Simon Moore.......................  Purchaser Designee                   34      n/a
Thomas J. Sullivan................  Purchaser Designee                   39      n/a
Richard Cervera...................  Purchaser Designee                   45      n/a

---------------

* Up for re-election at 2002 Annual Meeting of Shareholders on June 11, 2002.

     Mr. Corriveau, 50, a co-founder of the Dave & Buster's concept in 1982, has served as Co-Chief Executive Officer and President since June 1995, and as a director of the Company since May 1995 and as Co-Chairman of the Board since February 1996. Mr. Corriveau served as President and Chief Executive Officer of D&B Holding (a predecessor of the Company) from 1989 through June 1995. From 1982 to 1989, Messrs. Corriveau and Corley operated the Company's business.

     Mr. Corley, 51, a co-founder of the Dave & Buster's concept in 1982, has served as Co-Chief Executive Officer and Chief Operating Officer since June 1995, and as a director of the Company since May 1995 and as Co-Chairman of the Board since February 1996. Mr. Corley served as Executive Vice President and Chief Operating Officer of D&B Holding from 1989 through June 1995. From 1982 to 1989, Messrs. Corley and Corriveau operated the Company's business.

     Mr. Bernstein, 56, is founder of Morton's Restaurant Group, Inc. and has been its Chairman of the Board and Chief Executive Officer since its inception in 1988. Morton's owns and operates more than 65 restaurants, comprised of two distinct restaurant companies, Morton's of Chicago Steak Houses and Bertolini's Restaurants. Mr. Bernstein has been a director of the Company since 1996.

     Mr. Edison, 46, has been the Chairman and Chief Executive Officer of the Baker's Footwear Group, Inc., formerly Weiss and Neuman Shoe Company, since October 1997. Mr. Edison has been a director of the Company since 1995.

     Mr. Hallett, 50, has been engaged in the practice of corporate and securities law since 1976 and has been a partner of the Hallett & Perrin law firm since 1992. Mr. Hallett has been a director of the Company since 1998.

     Mr. Henrion, 63, has served as a consultant to the Company's business since 1989, and has been a director of the Company since 1995. He has also been a consultant to the restaurant industry since 1983. From 1972 to 1981, Mr. Henrion served as Executive Vice President and a director of TGI Friday's, Inc.

     Mr. Levy, 55, is founder and has been managing director of Alexander Capital Group, a private investment firm, since June 1998. He was a co-founder of The Levy Restaurants and served as its Vice Chairman from 1978 to 1998. The Levy Restaurants operates restaurants, food service and special concession operations throughout the United States. Mr. Levy has been a director of the Company since 1995.

     Mr. Maguire, 40, has served as CEO and President of Staubach Retail Services, a national retail real estate consulting company, since its inception in 1994. Mr. Maguire joined The Staubach Company, a Dallas-based national real estate brokerage firm in 1986 to form its Retail Services Division. Mr. Maguire has been a director of the Company since 1997.

     The Board of Directors held four meetings in fiscal 2001. No director attended fewer than 75% of the meetings of the Board or of any committee of the Board on which he served during such period.

PURCHASER DESIGNEES

     Christopher J. Stadler has been an executive of Investcorp, its predecessor or one or more of its wholly owned subsidiaries since April 1996. Prior to joining Investcorp, Mr. Stadler was a Director with CS First Boston Corporation. Mr. Stadler is a director of CSK Auto, Inc., Werner Holding Co. (PA), Inc., Saks Incorporated, and US Unwired Inc.

     Steven G. Puccinelli has been an executive of Investcorp, its predecessor or one or more of its wholly owned subsidiaries since July 2000. Prior to joining Investcorp, Mr. Puccinelli was a Managing Director at Donaldson, Lufkin & Jenrette. Mr. Puccinelli is a director of Jostens, Inc.

     F. Jonathan Dracos has been an executive of Investcorp, its predecessor or one or more of its wholly owned subsidiaries since May 1995. Prior to joining Investcorp, Mr. Dracos was on the Executive Committee of the George Soros Quantum Realty Fund, where he was Head of Disposition and Asset Management. He also served as a Senior Vice President for Jones Lang Wootton Realty Advisors, overseeing a portfolio of real estate assets, and as a real estate lending officer for Chemical Bank.

     Simon Moore has been an executive of Investcorp, its predecessor or one or more of its wholly owned subsidiaries since February 2001. Prior to joining Investcorp, Mr. Moore spent nine years with J.P. Morgan & Co., the last five as an investment officer with J.P. Morgan Capital Corporation in New York and Asia. Mr. Moore is a director of CSK Auto, Inc.

     Thomas J. Sullivan has been an executive of Investcorp, its predecessor or one or more of its wholly owned subsidiaries since April 1996. Prior to joining Investcorp, Mr. Sullivan was Vice President and Treasurer of the Leslie Fay Companies, Inc. (now Leslie Fay Company, Inc.). Mr. Sullivan is a director of Werner Holding Co. (PA), Inc. and US Unwired Inc.

     Richard Cervera has been a private investor specializing in evaluating retail and restaurant ventures. From 1987 through 1996, he served as Chairman, President and CEO of Taco Cabana Inc. Prior to 1987, he worked in executive positions with Fuddruckers and Chuck E. Cheese Pizza Time Theatre.

EXECUTIVE OFFICERS

                                                                                             EXECUTIVE
NAME                                                         TITLE                         OFFICER SINCE
----                                                         -----                         -------------
David O. Corriveau...................  Director, Co-Chief Executive Officer and                1982
                                       President
James W. Corley......................  Director, Co-Chief Executive Officer and Chief          1982
                                       Operating Officer
W.C. Hammett.........................  Vice President and Chief Financial Officer              2001
Sterling R. Smith....................  Vice President of Operations                            1995
John S. Davis........................  Vice President, General Counsel & Secretary             2001
Barry N. Carter......................  Vice President of Purchasing and Store Support          1995
Barbara G. Core......................  Vice President of Information Technology                2000
Nancy J. Duricic.....................  Vice President of Human Resources                       1997
Cory J. Haynes.......................  Vice President of International Operations and          2000
                                       Midway Operations
Deborah Inzer........................  Vice President of Accounting, Controller                2002
Jeffrey A. Jahnke....................  Vice President of Finance, Treasurer                    2000
Margo Manning........................  Vice President of Management Development                2001
Reginald M. Moultrie.................  Vice President of Amusements                            1999
Stuart A. Myers......................  Vice President of Marketing                             2000
R. Lee Pitts.........................  Vice President of Training and New Store Openings       2000
J. Michael Plunkett..................  Vice President of Kitchen Operations                    1995
Bryan L. Spain.......................  Vice President of Real Estate                           1997

     William C. Hammett, Jr., age 55, has served as Vice President, Chief Financial Officer of the Company since December 2001. He served has Vice Chairman of the Board of Directors of Pegasus Solutions, Inc. since March 2001 and as a Director of Pegasus since October 1995. From May 1998 to March 2001, he served as Chairman of the Board of Directors of Pegasus. From October 1995 to May 1998, he served as Vice Chairman of the Board of Directors of Pegasus. From August 1996 through September 1997, he served as Senior Vice President and Chief Financial Officer of LaQuinta Inns, Inc. From June 1992 through August 1996, he served as Senior Vice President, Accounting and Administration of LaQuinta Inns, Inc.

     Sterling R. Smith, 49, has served as Vice President of Operations since June 1995 and as Vice President and Director of Operations of D&B Holding from November 1994 to June 1995. From 1983 to November 1994, Mr. Smith served in operating positions of increasing responsibility for the Company and its predecessors.

     John S. Davis, 45, has served as Vice President, General Counsel and Secretary of the Company since April 2001. Mr. Davis served as Vice President and General Counsel of Cameron Ashley Building Products, Inc., an NYSE-listed building products distributor, from 1994 to 2000 and as Associate
Counsel -- Mergers and Acquisitions for Electronic Data Systems Corp. (EDS), a technology services firm, from 1990 to 1994. Prior to 1990, Mr. Davis was engaged in the private practice of law.

     Barry N. Carter, 54, has served as Vice President of Purchasing since November 2000 and as Vice President of Store Support since June 1995. He served as Vice President and Director of Store Support of D&B Holding from November 1994 to June 1995. From 1982 to November 1994, he served in operating positions of increasing responsibilities for the Company and its predecessors.

     Barbara G. Core, 43, has served as Vice President of Information Technology since September 2000 and Assistant Vice President of Information Technology since November 1999. She served as Senior Director of I.T. from February 1999 to November 1999 and from April 1998 to February 1999 as PeopleSoft Implementation Team Director. From November 1997 to February 1999 she served as Director of I.T. From

January 1990 to November 1997 she served in operations positions of increasing responsibilities for the Company and its predecessors.

     Nancy J. Duricic, 47, has served as Vice President of Human Resources since December 1997. From June 1989 to June 1997, she served in human resources positions of increasing responsibilities in other companies, most recently as Vice President of Human Resources for Eljer Industries, Inc.

     Cory J. Haynes, 41, has served as Vice President of International Operations since March, 2000 and as Vice President of Midway Operations since July 2001. He served as Vice President of Beverage Operations from May 1998 to March 2000, as Vice President, Assistant Director of Operations from September 1996 to May 1998, and from January 1996 to September 1996, as Corporate Director of Management and Development. From 1982 to January 1996, he served in operating positions of increasing responsibilities for the Company and its predecessors.

     Deborah Inzer, 51, has served as Vice President of Accounting, Controller of the Company since January 2002. She served as Assistant Vice President, Assistant Controller from November 2000 to January 2002 and as Assistant Controller from July 1999 to November 2000. Ms. Inzer served as Senior Vice President of Finance at AmBrit Energy Corporation from 1989 to 1999.

     Jeffrey A. Jahnke, 47, has served as Vice President of Finance, Treasurer of the Company since January 2002. He served as Controller, Vice President of Accounting for the Company from January 2000 to January 2002. From May 1998 to December 1999 he was a consultant primarily in the hospitality business. Mr. Jahnke was employed by ClubCorp International, Inc. from 1983 to 1998 in various financial positions of increasing responsibilities, his most recent position being Vice President of Accounting.

     Margo Manning, 37, has served as Vice President of Management Development since September 2001 and as Assistant Vice President of Team Development from November 1999 to September 2001. From 1991 to October 1998, Ms. Manning served in positions of increasing responsibilities for the Company and its predecessors.

     Reginald M. Moultrie, 46, has served as Vice President of Amusements since January 1999, as Vice President of Games and Merchandising from April 1998 to January 1999, and as Director of Amusements from February 1997 to April 1998. Mr. Moultrie served as Vice President of Sales for Skeeball, Inc. from 1993 to 1997.

     Stuart A. Myers, 41, has served as Vice President of Marketing since January 2000. From September 1996 to December 1999 he served as Vice President of Marketing for Whataburger, Inc. Mr. Myers served as Senior Vice President/Restaurant Group Account Director at Levenson & Hill Advertising from July 1993 to September 1996.

     R. Lee Pitts, 37, has served as Vice President of Training and New Store Openings since September 2000 and as Assistant Vice President and Director of Training from March 1998 to September 2000. From 1991 to March 1998 Mr. Pitts served in operating positions of increasing responsibility for the Company and its predecessors.

     J. Michael Plunkett, 51, has served as Vice President of Kitchen Operations since November 2000. He served as Vice President of Information Systems from November 1996 to November 2000, as Vice President, Director of Training from June 1995 until November 1996 and as Vice President and Director of Training of D&B Holding from November 1994 to June 1995. From 1982 to November 1994, he served in operating positions of increasing responsibilities for the Company and its predecessors.

     Bryan L. Spain, 54, has served as Vice President of Real Estate since March 1997. From 1993 until joining Dave & Buster's, Mr. Spain managed the Real Estate Acquisition and Development Program for Incredible Universe and Computer City Divisions of Tandy Corporation. In addition, from 1991 to 1993, Mr. Spain served as Director, Real Estate Financing for Tandy Corporation.

                      COMMITTEES OF THE BOARD OF DIRECTORS

     Audit Committee. The Audit Committee, comprised of Messrs. Edison, Hallett and Maguire, recommends to the Board of Directors the appointment of the Company's independent auditors, reviews and approves the scope of the annual audit of the Company's financial statements, reviews and approves any non-audit services performed by the independent auditors, reviews the findings and recommendations of the internal and independent auditors and periodically reviews and approves major accounting policies and significant internal accounting control procedures. The Audit Committee operates pursuant to its charter adopted during fiscal 2000, a copy of which was appended to the Company's Proxy Statement for the Annual Meeting held on June 14, 2001. The Audit Committee met four times during fiscal 2001.

                         REPORT OF THE AUDIT COMMITTEE

     We have reviewed and discussed with management the Company's audited financial statements as of and for the year ended February 3, 2002. We have discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants.

     We have received and reviewed the written disclosures and the letter from the independent auditors required by Independence Standard No. 1, Independence Discussions with the Audit Committees, as amended, by the Independence Standards Board, and have discussed with the auditors the auditors' independence.

     Based on the reviews and discussions referred to above, we have recommended to the Board of Directors that the financial statements referred to above be included in the Company's Annual Report on Form 10-K for the year ended February 3, 2002.

                                          PETER A. EDISON, Chairman
                                          BRUCE H. HALLETT
                                          CHRISTOPHER C. MAGUIRE

     Ernst & Young, LLP served as the Company's independent accountants for the fiscal year ended February 3, 2002 and has been selected to serve in such capacity for the current year. For the year ended February 3, 2002, the Company paid Ernst & Young, its independent auditors, the following amounts:

Audit Fees..................................................   $138,000
Financial Information Systems & Design Implementation
  Services..................................................   $      0
Tax Services................................................   $140,074
All Other Fees..............................................   $145,921

     The Audit Committee concluded that the above mentioned non-audit services did not adversely impact the independence of Ernst & Young.

     Compensation Committee. The Compensation Committee, comprised of Messrs. Levy and Bernstein, reviews and recommends compensation of officers and directors, administers equity plans and reviews major personnel matters. The Compensation Committee met three times during fiscal 2001.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No executive officer of the Company serves as member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee

                           COMPENSATION OF DIRECTORS

     Directors who are employees of the Company receive no additional compensation for their attendance at meetings of the Board or any of its committees of which they are members. Directors who are not employees of the Company receive $8,000 as an annual retainer, $1,000 for participation in each Board meeting and $800 for participation in each committee meeting. When participation in a Board or committee meeting is by telephone, the fee paid is one-half of the amount reported above. Non-employee directors (excluding those directors who were stockholders prior to the adoption of the Directors Plan) have been granted stock options under such plan.

     The Board of Directors has approved the payment of $75,000 to Mr. Levy (Chairman), and $50,000 each to Mr. Edison and Mr. Maguire, for their service on the special committee of the Board of Directors of the Company.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Pursuant to a consulting agreement between the Company and Mr. Henrion, the Company pays consulting fees of $12,500 per month to Mr. Henrion, a director of the Company, for advisory services relating to international licensing activities, expansion and site selection, market analysis, improvement and enhancement of the Company's business and other similar activities. The agreement expires in January 2005.

     On December 29, 2000, the Company entered into a sale/leaseback transaction with Cypress Equities, Inc. for its San Diego, California location, whereby the Company received $8.0 million in exchange for committing to lease payments of approximately $6.3 million over 20 years with options for renewal. Mr. Maguire, a director of the Company, is the managing member of Cypress Equities, Inc. Payments to Cypress Equities, Inc. for rent during fiscal 2001 were approximately $1,242,400.

     Hallett & Perrin, P.C. provides legal services to the Company from time to time. Mr. Hallett, a shareholder of Hallett & Perrin, is a director of the Company. Total fees paid by the Company to Hallett & Perrin in fiscal 2001 did not exceed $60,000.

     Each of the foregoing transactions were on terms at least as favorable to the Company as those which could be obtained from unaffiliated third parties.

                 SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS,
                        DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's common stock as of June 3, 2002 for (i) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of common stock, (ii) each director and nominee for director of the Company, (iii) each of the executive officers of the Company named in the table under "Summary of Executive Compensation" (except Mr. Michel, former Chief Financial Officer) and (iv) all of the directors and executive officers of the Company as a group. Except pursuant to applicable community property laws and except as otherwise indicated, each stockholder identified in the table possesses sole voting and investment power with respect to the listed shares.

                                                               NUMBER     PERCENT
                                                              ---------   -------
5% OR MORE STOCKHOLDERS:
  LJH Corporation(2)........................................  1,000,000     7.4%
  Dimensional Fund Advisors, Inc.(3)........................    917,080     6.8%

DIRECTORS AND EXECUTIVE OFFICERS:
  David O. Corriveau(4).....................................    742,717     5.5%
  James W. Corley(5)........................................    747,718     5.5%
  W.C. Hammett(6)...........................................     25,000       *
  Sterling R. Smith(7)......................................     80,095       *
  John S. Davis(8)..........................................     14,667       *
  Allen J. Bernstein(9).....................................     27,500       *
  Peter A. Edison(10).......................................    311,768     2.3%
  Bruce H. Hallett(11)......................................     30,500       *
  Walter S. Henrion(12).....................................     93,100       *
  Mark A. Levy(13)..........................................     12.500       *
  Christopher C. Maguire(14)................................     30,500       *
All directors and officers as a group (24 persons)(15)......  2,535,489    17.6%

---------------

  *  Indicates less than 1%.

 (1) Pursuant to the rules of the Securities and Exchange Commission ("SEC"), shares of the Company's Common Stock that a person has the right to acquire within 60 days (on or before May 31, 2002) are deemed to be outstanding for the purposes of computing the percentage ownership of such person but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

 (2) Based upon a 13D filing with the SEC, dated April 20, 2001. LJH Corporation shares voting and dispositive power with its principal stockholder, Lacy J. Harber. The address of LJH Corporation and Mr. Harber is 377 Neva Lane, Denison, Texas 75020.

 (3) Based upon a 13G/A filing with the SEC, dated January 30, 2002. The address of Dimensional Fund Advisors is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.

 (4) Includes 260,000 shares subject to options exercisable within 60 days and 60,000 shares of restricted stock for which Mr. Corriveau has sole voting power only. Mr. Corriveau shares voting and dispositive power with respect to 74,545 shares owned of record by a family limited partnership. Mr. Corriveau disclaims beneficial ownership with respect to such shares.

 (5) Includes 260,000 shares subject to options exercisable within 60 days and 60,000 shares of restricted stock for which Mr. Corley has sole voting power only. Mr. Corley shares voting and dispositive power with respect to 99,559 shares owned of record by a family limited partnership. Mr. Corley disclaims beneficial ownership with respect to such shares.

 (6) Includes 25, 000 shares of restricted stock for which Mr. Hammett has sole voting power only.

 (7) Includes 56,00 shares subject to options exercisable within 60 days and 15,000 shares of restricted stock for which Mr. Smith has sole voting power only.

 (8) Includes 6,667 shares subject to options exercisable within 60 days and 8,000 shares of restricted stock for which Mr. Davis has sole voting power only.

 (9) Includes 27,500 shares subject to options exercisable within 60 days.

(10) Mr. Edison holds all of such shares as Trustee for the benefit of himself and others.

(11) Includes 27,500 shares subject to options exercisable within 60 days.

(12) Includes 30,000 shares subject to options exercisable within 60 days.

(13) Includes 12,500 shares subject to options exercisable within 60 days.

(14) Includes 27,500 shares subject to options exercisable within 60 days.

(15) Includes a total of 990,370 shares subject to options exercisable within 60 days and 282,000 shares of restricted stock for which such officers hold sole voting power only.

                      REPORT OF THE COMPENSATION COMMITTEE

     The Compensation Committee of the Board of Directors of the Company (the "Compensation Committee") has furnished the following report on executive compensation. The Compensation Committee report documents the components of the Company's executive officer compensation programs and describes the compensation philosophy on which fiscal year 2001 compensation determinations were made by the Compensation Committee with respect to the executive officers of the Company, including the Co-Chief Executive Officers and the three other executive officers that are named in the compensation tables who are currently employed by the Company (the "Named Executive Officers"). The Compensation Committee, composed solely of non-employee directors, also administers the Stock Plan.

COMPENSATION PHILOSOPHY AND OVERALL OBJECTIVES OF EXECUTIVE COMPENSATION
PROGRAMS

     It is the philosophy of the Company to ensure that executive compensation is directly linked to continuous improvements in corporate performance and increases in stockholder value. The following objectives have been adopted by the Compensation Committee as guidelines for compensation decisions:

     - Provide a competitive total executive compensation package that enables the Company to attract and retain key executives.

     - Integrate all pay programs with the Company's annual and long-term business objectives and strategy, and focus executives on the fulfillment of these objectives.

     - Provide variable compensation opportunities that are directly linked with the performance of the Company.

CASH COMPENSATION

     Cash compensation includes base salary and the Company's annual incentive plan awards. The base salary of each of the Company's executive officers is determined by an evaluation of the responsibilities of that position and by comparison to the average level of salaries paid in the competitive market in which the Company competes for comparable executive ability and experience. Annually, the performance of each Named Executive Officer is reviewed by the Compensation Committee using information and evaluations provided by the Co-CEOs (the Co-CEOs review the performance of all other senior management) taking into account the Company's operating and financial results for that year, the contribution of each executive officer to such results, the achievement of goals established for each such executive officer at the beginning of each year, and competitive salary levels for persons in those positions in the markets in which the Company competes. To assist in its deliberations, the Compensation Committee is provided market competitive base salary and incentive compensation information for a number of representative companies in the industry for comparison purposes. Following its review of the performance of the Company's Named Executive Officers, the Compensation Committee Chairman reports the Compensation Committee's recommendations for salary increases and incentive awards to the Board of Directors.

     The Company's executive incentive plan (EIP) is designed to recognize and reward those employees that make significant contributions to the Company's annual business plan. The Compensation Committee believes the EIP should be the principal short-term incentive program for providing cash bonus opportunities for the Company's executives contingent upon operating results and the achievement of individual performance objectives. The fiscal 2001 EIP corporate financial target was earnings before income taxes and depreciation (EBITDA), which counts 75% towards the EIP bonus awarded, while individual performance objective count

25% toward such award. The Compensation Committee will continue to review and modify the performance goals for the EIP as necessary to ensure reasonableness, achievability, and consistency with overall Company objectives and shareholder expectations. In 2001, annual base salary increases and incentive compensation awards for all of the Named Executive Officers were approved by the Compensation Committee and reported to the Board of Directors. The Compensation Committee believes the recommended salary increases and incentive awards were warranted and consistent with the performance of such executives during fiscal year 2001 based on the Compensation Committee's evaluation of each individual's overall contribution to accomplishing the Company's fiscal year 2001 corporate goals and of each individual's achievement of individual goals during the year.

     In certifying fiscal year 2001 EIP results, the Compensation Committee recognized that the EBITDA target for financial performance had not been met. Therefore, incentive compensation awards for fiscal 2001 were based solely on individual performance factors.

LONG-TERM INCENTIVES

     The Compensation Committee believes that it is essential to align the interests of Dave & Buster's executives and other key management personnel responsible for the growth of the Company with the interests of the Company's stockholders. The Compensation Committee believes that this objective is best accomplished through the provision of stock-based incentives that align themselves to enhancing the Company's value, as set forth in the Company's Stock Plan. Because the Company does not maintain any qualified retirement programs, the Stock Plan also serves as the opportunity to generate additional wealth to be used for later retirement needs.

     The Compensation Committee will continue to review long-term incentives and make recommendations, where it deems appropriate, to the Company's Board of Directors, from time to time, to assure the Company's executive officers and other key employees are appropriately motivated and rewarded based on the long-term financial success of the Company.

CO-CEO COMPENSATION

     In determining the base compensation of Mr. Corriveau and Mr. Corley, Co-Chief Executive Officers for fiscal 2001, the Compensation Committee considered the Company's operating and financial results for fiscal year 2000, evaluated their individual performance and substantial contribution to Company results, and considered the compensation range for other chief executive officers of companies in the industry. Based on that review and assessment, the Compensation Committee recommended, and the Company's Board of Directors approved, an increase in Mr. Corriveau and Mr. Corley's base salary to $500,000 per year effective April 1, 2001. At such time, the Compensation Committee also granted a one-time retention bonus award of $100,000 each to Mr. Corriveau and Mr. Corley. In April 2002, Mr. Corriveau and Mr. Corley each received an incentive bonus award of $100,000 under the EIP for performance during fiscal 2001. In determining the amount of incentive compensation for fiscal 2001, the Compensation Committee recognized that the Company did not achieve the financial targets under the EIP for 2001, and based such awards solely on individual performance objectives applicable to Mr. Corriveau and Mr. Corley under the EIP. Mr. Corriveau and Mr. Corley were each granted 50,000 stock options under the Stock Plan in March 2001 at an exercise price of $9.62 and 100,000 shares in December 2001 at an exercise price of $6.10. In each case, the exercise price was equal to the fair market value of the Company's common stock on the date of grant.

SUMMARY

     As a result of pay-for-performance concepts incorporated in Dave & Buster's executive compensation program, the Compensation Committee believes that the total compensation program for executive officers of the Company is competitive with the compensation programs provided by other companies with which the Company competes, emulates programs of high-performing companies and will serve the best interests of the shareholders of the Company. The Compensation Committee also believes this program will provide opportunities to participants that are consistent with the expectations of the Board and with the returns that are generated on the behalf of the Company's stockholders.

                                          MARK A. LEVY, Chairman
                                          ALLEN J. BERNSTEIN

                             EXECUTIVE COMPENSATION

     The following table sets forth information concerning cash compensation paid or accrued by the Company during fiscal 1999, 2000 and 2001 to or for the Company's Co-Chief Executive Officers and the three other highest compensated executive officers of the Company (collectively the "Named Executive Officers"). (Mr. Hammett and Mr. Davis are included as Named Executive Officers for fiscal 2001 based upon the annualized rate of compensation paid during the portion of fiscal 2001 for which they served.)

SUMMARY COMPENSATION TABLE

                                            ANNUAL COMPENSATION(1)         LONG TERM
                                       --------------------------------   COMPENSATION
                                                             RESTRICTED   ------------
                              TWELVE                           STOCK       SECURITIES     ALL OTHER
NAME AND PRINCIPAL            MONTHS    SALARY     BONUS      AWARD(S)     UNDERLYING    COMPENSATION
POSITIONS                     ENDED     ($)(1)      ($)        ($)(2)      OPTIONS(#)       ($)(3)
------------------            ------   --------   --------   ----------   ------------   ------------
David O. Corriveau..........   2001    $498,077   $100,000          --       150,000       $115,385
Co-CEO                         2000    $391,346         --    $480,000       120,000             --
                               1999    $352,500   $ 35,000          --        90,000             --
James W. Corley.............   2001    $498,077   $100,000          --       150,000       $115,385
Co-CEO                         2000    $391,346         --    $480,000       120,000             --
                               1999    $352,500   $ 35,000          --        90,000             --
Charles Michel(4)...........   2001    $189,260         --          --        15,000       $157,799
Former VP and CFO              2000    $186,977         --    $120,000        20,000             --
                               1999    $175,356   $ 16,250          --        30,000             --
William C. Hammett Jr.(5)...   2001    $ 34,615   $ 10,000    $161,250        75,000       $    838
VP and CFO                     2000          --         --          --            --             --
                               1999          --         --          --            --             --
Sterling R. Smith...........   2001    $205,577   $ 25,000          --        70,000       $ 51,845
VP of Operations               2000    $187,115         --    $120,000        20,000             --
                               1999    $173,269   $ 22,900          --        30,000             --
John S. Davis(6)............   2001    $134,712   $ 17,500    $ 63,200        20,000       $  5,559
VP, General Counsel            2000          --         --          --            --             --
& Secretary                    1999          --         --          --            --             --

---------------

(1) The value of perquisites and other personal benefits is not reported where such amount does not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for the Named Executive Officer.

(2) Restricted stock is valued at the closing price of the Company Common Stock on the grant dates. Mr. Hammett was awarded 25,000 shares of restricted stock during the last fiscal year, all of which vest on December 1, 2006. Mr. Davis was awarded 8,000 shares of restricted stock during the last fiscal year, of which shares vest on June 5, 2007, or earlier contingent upon the Company reaching specific financial performance measures.

(3) Includes retention bonuses awarded during fiscal year and matching contributions made to the Company's 401(k) Plan.

(4) Mr. Michel resigned from his employment with the Company on November 30, 2001. Other compensation for Mr. Michel includes severance payments.

(5) Mr. Hammett joined the Company on December 1, 2001.

(6) Mr. Davis joined the Company on April 16, 2001.

SUMMARY OF OPTION GRANTS IN THE LAST FISCAL YEAR

     The following table sets forth information regarding the grant of stock options during fiscal 2001 under the Dave & Buster's 1995 Stock Incentive Plan (the "Stock Plan") to the Named Executive Officers:

                                                                                     POTENTIAL REALIZABLE
                                      % OF TOTAL                                       VALUE AT ASSUMED
                         NUMBER OF     OPTIONS                                       ANNUAL RATES OF STOCK
                         SECURITIES   GRANTED TO                                    PRICE APPRECIATION FOR
                         UNDERLYING   EMPLOYEES    EXERCISE                               OPTION TERM
                          OPTIONS     IN FISCAL    PRICE PER                        -----------------------
                          GRANTED        YEAR        SHARE      EXPIRATION DATE         5%          10%
                         ----------   ----------   ---------   -----------------    ----------   ----------
David O. Corriveau.....   100,000       11.17%      $6.1000    December 2011         $383,626     $972,183
                           50,000        5.58%      $8.6200    March 2011            $271,054     $686,903
James W. Corley........   100,000       11.17%      $6.1000    December 2011         $383,626     $972,183
                           50,000        5.58%      $8.6200    March 2011            $271,054     $686,903
Charles Michel.........    15,000        1.68%      $8.6200    February 20, 2002(2)        (2)          (2)
William C. Hammett,
  Jr...................    75,000        8.38%      $6.4500    December 2011         $304,228     $770,973
Sterling R. Smith......    50,000        5.58%      $6.1000    December 2011         $191,813     $486,091
                           20,000        2.23%      $8.6200    March 2011            $108,421     $274,761
John S. Davis..........    20,000        2.23%       7.9000    April 2011            $ 99,365     $251,811

---------------

(1) The 5% and 10% assumed compounded annual rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not reflect the Company's estimates or projections of future prices of the shares of the Company's common stock. There can be no assurance that the amounts reflected in this table will be achieved.

(2) Mr. Michel resigned from the Company on November 30, 2001. As per the 1995 Stock Option Plan's termination schedule, all unexercised options expired on February 20, 2002.

  AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

     The following table sets forth certain information with respect to the options held by the Named Executive Officers at February 3, 2002 and options exercised during the fiscal year then ended:

                                                        NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                SHARES                 UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS AT
                               ACQUIRED              OPTIONS AT FISCAL YEAR END        FISCAL YEAR END(1)
                                  ON       VALUE     ---------------------------   ---------------------------
                               EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                               --------   --------   -----------   -------------   -----------   -------------
David O. Corriveau...........       0          0       196,667        213,333        $25,500       $235,000
James W. Corley..............       0          0       196,667        213,333        $25,500       $235,000
Charles Michel...............       0          0        73,667              0        $ 6,000              0
William C. Hammett, Jr.......       0          0             0         75,000              0       $127,500
Sterling R. Smith............       0          0        28,834         56,666        $ 3,001       $ 46,999
John S. Davis................       0          0             0         20,000              0       $  5,000

---------------

(1) Based upon the closing price of the Common Stock of the Company on February 3, 2002 of $8.15 per share.

                               PERFORMANCE GRAPH

     Set forth below is a line graph indicating a comparison of cumulative total returns (change in stock price plus reinvested dividends) for the Company's common stock for the five fiscal years ended February 2, 2002, as contrasted with (i) the Standard & Poor's 500 Stock Index and (ii) the Standard & Poor's Smallcap Restaurant Stock Composite Index. The Standard & Poor's Restaurant Stock Index, which the Company has previously used for comparative purposes, was discontinued in 2001, and is reflected on the graph only through February 4, 2001. The Company has elected to replace such industry index with the S&P Smallcap Restaurant Stock Index which is reflected in the graph for the full five fiscal years ended February 3, 2002. Each index assumes $100 invested at February 2, 1997 and is calculated assuming reinvestment of dividends.

                              (Performance Graph)

----------------------------------------------------------------------------------------------------------------
                                     02/02/97     02/01/98     01/31/99     01/30/00     02/04/01     02/03/02
----------------------------------------------------------------------------------------------------------------
 Dave & Buster's, Inc.                100.00       150.45       156.22        47.93        69.94        57.87
 S&P 500                              100.00       126.91       168.14       185.54       171.65       142.74
 S&P Restaurants                      100.00       104.67       171.39       154.18       137.22           --
 S&P Smallcap Restaurants             100.00       127.63       127.29       106.04       140.62       208.11

            EMPLOYMENT CONTRACTS AND CHANGE-IN-CONTROL ARRANGEMENTS

     Effective April 3, 2000, the Company entered into employment agreements with each of Messrs. Corriveau and Corley (the "Employment Agreements"). Under the terms of the Employment Agreements, each of Messrs. Corriveau and Corley are entitled to a base salary of $400,000, or such higher amount as the Compensation Committee may determine from time to time. They also are entitled to participate in the executive incentive bonus plan and in any other bonus arrangement mutually agreed between them and the Company. The Employment Agreements continually renew after an initial one-year period on a rolling one-year basis. Contemporaneously with the Employment Agreements, the Company also entered into Executive Retention Agreements with each of Messrs. Corriveau and Corley. In fiscal 2001, the Company also entered into Executive Retention Agreements with Mr. Hammett, Mr. Smith and Mr. Davis, as well as other executive officers of the Company. These Executive Retention Agreements provide for guaranteed severance payments equal to two times the annual compensation of the executive officers (base salary plus cash bonus award) and continuation of health and similar benefits for a two year period upon termination of employment without cause within one year after a change of control of the Company. In the case of Messrs. Corriveau and Corley, if the officer remains employed with the Company through the first anniversary date following a change of control, a special bonus equal to one year's compensation will be paid.

     The Company has entered into related trust agreements to provide for payment of amounts under its non-qualified deferred compensation plans and the Executive Retention Agreements. Full funding is required in the event of a change of control.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Under the securities laws of the United States, the Company's directors, executive officers and persons who own more than 10% of the Company's common stock are required to report their initial ownership of the Company's common stock and any subsequent changes in that ownership to the Securities and Exchange Commission. Specific due dates have been established for these reports, and the Company is required to disclose in this proxy statement any failure to file by these dates. Based solely on a review of the copies of the forms furnished to the Company, or written representations from certain reporting persons that no Forms 5 were required, the Company believes that the following persons were delinquent in filing a report on Form 5 for the 2001 fiscal year in respect of certain option grants: David O. Corriveau, James W. Corley, Barry N. Carter, Barbara G. Core, Nancy J. Duricic, Cory J. Haynes, Jeffrey A. Jahnke, Reginald M. Moultrie, Stuart A. Myers, R. Lee Pitts, J. Michael Plunkett, Sterling R. Smith and Bryan L. Spain.

                               INDEX TO EXHIBITS


Exhibit No.                      Description
-----------                      -----------
Exhibit (a)(1)                   Offer to Purchase, dated as of June 4, 2002 (incorporated by reference to Exhibit (a)(1) to the Schedule TO).*
Exhibit (a)(2)                   Letter of Transmittal, dated as of June 4, 2002
                                 (incorporated by reference to Exhibit (a)(2) to the Schedule
                                 TO).*
Exhibit (a)(3)                   Press Release, dated as of May 30, 2002, issued by Dave &
                                 Buster's, Inc. (incorporated by reference to Exhibit 99.2 to
                                 Dave & Buster's, Inc.'s Report on Form 8-K dated as of May
                                 31, 2002).
Exhibit (a)(4)                   Letter to Stockholders of Dave & Buster's, Inc., dated as of
                                 June 4, 2002.*
Exhibit (e)(1)                   Confidentiality Agreement, dated as of March 26, 2002, by
                                 and between Investcorp and Dave & Buster's, Inc.
                                 (incorporated by reference to Exhibit (d)(5) to the Schedule
                                 TO).
Exhibit (e)(2)                   Agreement and Plan of Merger, dated as of May 30, 2002, by and among D&B Holdings I, Inc., D&B Acquisition Sub, Inc., and Dave & Buster's, Inc. (incorporated by reference to
                                 Exhibit 2.1 to Dave & Buster's, Inc.'s Report on Form 8-K
                                 dated May 31, 2002).
Exhibit (e)(3)                   Investcorp Guarantee (incorporated by reference to Exhibit
                                 (d)(4) to the Schedule TO).
Exhibit (e)(4)                   Support and Exchange Agreement, dated as of May 30, 2002, by and among D&B Holdings I, Inc., D&B Acquisition Sub, Inc.,
                                 David O. Corriveau, James W. Corley, Walter S. Henrion,
                                 William C. Hammett, Jr., Fifteen, L.P., and Wentworth
                                 Investments, L.P. (incorporated by reference to Exhibit 99.1 to Dave & Buster's, Inc.'s Report on Form 8-K dated May 31,
                                 2002).
Exhibit (e)(5)                   Form of Stockholders' Agreement, by and among D&B Holdings
                                 I, Inc., D&B Acquisition Sub, Inc. and David O. Corriveau,
                                 James W. Corley, Walter S. Henrion, William C. Hammett, Jr.
                                 and the stockholders of D&B Holdings Inc. listed on Exhibit
                                 A thereto (incorporated by reference to Exhibit (d)(3) to
                                 the Schedule TO.)
Exhibit (e)(6)                   Form of Non-Competition Agreements by and between each of
                                 David O. Corriveau and James W. Corley and D&B Holdings,
                                 Inc.
Exhibit (e)(7)                   Proxy Statement, dated May 3, 2002, for Annual Meeting of
                                 Stockholders to be held on June 11, 2002.
Exhibit (e)(8)                   1995 Stock Option Plan (as Amended and Restated April 26,
                                 2000) (incorporated by reference to the Company's Proxy
                                 Statement dated April 28, 2000).
Exhibit (e)(9)                   Stock Option Plan for Outside Directors (incorporated by
                                 reference to the Company's Form 10-K for the 52 week period ended February 1, 1997).
Exhibit (e)(10)                  Employment and Executive Retention Agreements for Co-Chief
                                 Executive Officers, dated June 16, 1995 (incorporated by
                                 reference to Exhibit 10.11 to the Company's Form 10-K for
                                 the fiscal year ended February 4, 2001).
Exhibit (e)(11)                  Form of Indemnity Agreements with Executive Officers and
                                 Directors (incorporated by reference to the Company's Form
                                 10 filed on April 11, 1995).
Exhibit (e)(13)                  Term Sheet for Proposed Management Equity Arrangements
                                 (incorporated by reference to Exhibit (d)(6) to the Schedule
                                 TO).

     * Included in copies mailed to shareholders.